Arcadia Biosciences, Inc.

5956 Sherry Lane, Suite 2000

Dallas, TX 75225

February 5, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch, Esq.

Re: Arcadia Biosciences, Inc.

Registration Statement on Form S-3 (No. 333-292993)

Filed on January 28, 2026

Acceleration Request

Requested Date: February 10, 2026

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant Arcadia Biosciences, Inc. (the "Company") hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-292993) (the “Registration Statement”) and declare such Registration Statement effective as of Tuesday, February 10, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as possible, or at such later time as the Company or its outside counsel, Weintraub Tobin, may orally request via telephone call to the Staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Securities Act of 1933, as amended.

Please direct any questions or comments concerning this request to Kevin Kelso of Weintraub Tobin, at (916) 558-6110. Also, please orally notify Mr. Kelso when the Registration Statement has been declared effective.

Very truly yours,

Arcadia Biosciences, Inc.

By: /s/ Thomas J. Schaefer

Name: Thomas J. Schaefer

Title: Chief Executive Officer